Contact

www.linkedin.com/in/ben-
buettell-9903834 (LinkedIn)
www.fusionacq.com (Company)

Top Skills

Private Equity
Corporate Development
Due Diligence

Ben Buettell

Managing Partner at Next Wave Partners
Evanston, Illinois, United States

Summary

Next Wave Partners
As a Managing Partner, I lead Next Wave's capital raising efforts
and assist with investments in our Venture Studio projects focused
on Intelligent & Sustainable Infrastructure, Distributed Software
Platforms, and Digital Experience & Commerce Technology.

Experience

Next Wave Partners
Managing Partner
May 2023 - Present (2 years 4 months)
Evanston, Illinois, United States

Fusion Acquisition Corp. II
Board Member
February 2021 - December 2023 (2 years 11 months)
New York, United States

R7 Partners
Co-Founder and Former Partner
2013 - July 2023 (10 years)
Chicago, IL

Pivot
Board Observer
August 2017 - June 2023 (5 years 11 months)
Redwood City, CA

AIRY:3D
Board Member
February 2017 - December 2021 (4 years 11 months)
Montreal, Quebec

Fusion Acquisition Corp.

Board Director
June 2020 - September 2021 (1 year 4 months)
New York, United States

A blank-check company which completed its business combination with
MoneyLion Inc. now trading on the NYSE under the ticker symbols "ML" and
"ML.WS."

Houlihan Lokey
Managing Director
August 1988 - October 2012 (24 years 3 months)
Chicago, IL

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Education

Northwestern University - Kellogg School of Management
MBA, Finance and Management Policy · (1986 - 1988)

Northwestern University
BA, Economics · (1980 - 1984)